AtlasCopco

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of International Corporate Finance
Mail Stop 3-2





Stockholm, Sweden, July 6, 2005

File No. 82-812

Please find enclosed the following press release from Atlas Copco AB, each marked with the above stated number:

- Atlas Copco's Q2 report Conference Call on July 18
- Atlas Copco (Shenyang) Construction & Mining Equipment Ltd. Receives environmental certification

Julia Proos
Atlas Copco AB
Group Communications

Sent by DHL 477 9948 622

AtlasCopco

Press Release from the Atlas Copco Group

Contact:
Mattias Olsson, Investor Relations Manager
+46 (0)8 743 8291 or +46 (0)70 518 8291
ir@se.atlascopco.com

Atlas Copco's Q2 report Conference Call on July 18

Stockholm, July 5, 2005: Atlas Copco will publish its Q2 results on Monday, July 18 at approximately 12:00 PM CET. A conference call and a simultaneous presentation will take place at 3:00 PM CET / 9:00 AM EST.

The presentation will be held in The Atlas Copco Hall, Sickla Industriväg 9, Nacka, Sweden. Coffee will be served from 2:30 PM.

Participating from Atlas Copco will be Gunnar Brock, President and CEO, and Hans Ola Meyer, CFO. The meeting will begin with a short presentation of the report followed by a question and answer session.

The conference call will be broadcasted live via the Internet.
Please see our website for link, handout and further details.

If you wish to participate at the presentation, please register before July 15:
www.atlascopco-group.com/ir

To help ensure that the conference call begins in a timely manner, please dial in 5-10 minutes prior to the scheduled start time.

Dial-in number	Replay-number	Code
+44 (0)20 7365 1854	+44 (0)20 7784 1024	3889445#

The replay is available for two days.

We look forward to your participation.

Mattias Olsson
Investor Relations Manager

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2004, the Group had revenues of approximately BSEK 49, with 98% of revenues outside Sweden. The Group has more than 25 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, industrial tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC Equipment Rental, and CP. More information can be found on atlascopco.com.

Atlas Copco

Press Release from the Atlas Copco Group

For further information please contact:
Kobus Malan, General Manager, Atlas Copco (Shenyang) Construction & Mining Equipment Ltd. +86 25 8562 018 ext 8903

Cathrine Stjärnekull, Communications Manager, Atlas Copco AB
+46 8 743 8074

Atlas Copco (Shenyang) Construction & Mining Equipment Ltd. receives environmental certification

Shenyang, China, July 6, 2005: Atlas Copco's manufacturing unit in Shenyang, China, has been granted ISO 14001 certification for its operations according to its documented Environmental Policy.

Atlas Copco (Shenyang) Construction & Mining Equipment Ltd. implemented an integrated quality and environmental management system and at the same time also received an ISO 9001:2000 certificate for its Quality Management System.

These certificates can only be gained by complying with strict international standards. To retain the certifications, the company's performance will be checked continuously. All employees at Atlas Copco (Shenyang) Construction and Mining Equipment Ltd. are continuously trained in quality and environmental processes.

At year end 2004, 82% of the production units in the Atlas Copco Group were certified according to ISO 14001.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2004, the Group had revenues of approximately BSEK 49, with 98% of revenues outside Sweden. The Group has more than 25 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, industrial tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC Equipment Rental, and CP. More information can be found on atlascopco.com.

Atlas Copco Construction Tools is a division within the Construction and Mining Technique business area with headquarter in Stockholm. The company is a leading supplier of hydraulic, pneumatic, and gasoline-powered breakers and drills, marketed under the Atlas Copco brand. Hydraulic and pneumatic breakers and drills are also marketed under the brand names Chicago Pneumatic, Lifton, and Shenyang. The products are manufactured in Sweden, Germany, India, Bulgaria and China, and sold through a worldwide sales and service organization.